UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39339

Hitek Global Inc.

(Exact name of registrant as specified in its charter)

Unit 304, No. 30 Guanri Road, Siming District
Xiamen City, Fujian Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The 2026 Annual General Meeting (the “Meeting”) of shareholders of Hitek Global Inc. (the “Company”) was held on July 29, 2026, at 9:00 p.m. Eastern time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China. Holders of the Company’s Class A ordinary shares and Class B ordinary shares representing an aggregate of 123,638,194 votes were present by proxy at the Meeting, representing approximately 93.08% of the 132,835,587 votes entitled to be cast as of the record date of June 3, 2026. Accordingly, a quorum was present at the Meeting. The final results for each of the matters submitted to a vote of the Company’s shareholders at the Annual Meeting are as follows:

Proposals 1 through 5. The Company’s shareholders approved, as ordinary resolutions, the re-appointment of the following five (5) directors to the board of directors of the Company (the “Board”): Shenping Yin, Shuiqing Huang, Xiaoyang Huang, Weijun Wang, and Zizhao Zhang, each to hold office until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the Company’s memorandum and articles of association. The voting results for each director are summarized in the table below:

Director Nominee	Votes For	Votes Against	Votes Abstained
Shenping Yin	122,929,075	43,849	5,560
Shuiqing Huang	122,928,810	44,014	5,660
Xiaoyang Huang	122,928,980	43,844	5,660
Weijun Wang	122,928,811	44,013	5,660
Zizhao Zhang	122,928,982	43,842	5,660

Proposal 6. The Company’s shareholders confirmed, ratified, and approved, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
122,927,674	45,800	5,010

Proposal 7. The Company’s shareholders approved, as an ordinary resolution, the amendment of the authorized share capital of the Company from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share at a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
122,913,576	64,473	434

Proposal 8. The Company’s shareholders authorized and approved, as an ordinary resolution and subject to the approval and effectiveness of Proposal No. 7, the Board to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as determined by the Board in its sole discretion, provided that the aggregate cumulative ratio of all such consolidations shall not exceed 1-for-6,000. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
122,914,989	63,261	234

Proposal 9. The Company’s shareholders approved, as a special resolution, the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board, and delegated to the Board the discretion to determine the timing of the effectiveness of the name change, provided that the change is implemented within one month of the approval of the resolution. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
122,934,666	43,384	434

Proposal 10. The Company’s shareholders approved, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands and its continuation and registration as a BVI business company limited by shares; the change of the Company’s registered office to Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, conditional upon and effective with the migration; the adoption, conditional upon and effective with the migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement of the Company’s existing memorandum and articles of association; and the authorization of the Board and any director or officer of the Company to take all actions, execute all documents, and make all filings deemed necessary or desirable to effect the migration. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
122,930,477	47,607	400

Proposal 11. The Company’s shareholders approved, as an ordinary resolution, the adjournment or postponement of the Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there were insufficient votes to approve such proposal or proposals at the time of the Meeting. The voting results are summarized in the table below:

Votes For	Votes Against	Votes Abstained
123,586,555	50,991	648

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitek Global Inc.

	By:	/s/ Xiaoyang Huang
	Name:	Xiaoyang Huang
	Title:	Chief Executive Officer

Date: July 31, 2026

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